

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Lori Biancamano
Chief Financial Officer and Treasurer
BGO Industrial Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: BGO Industrial Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 333-271906**

Dear Lori Biancamano:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Real Estate & Construction